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                           February 1, 2023

       Charles Cassel
       Chief Executive Officer and Chief Financial Officer
       Consilium Acquisition Corp I, Ltd.
       2400 E. Commercial Boulevard, Suite 900
       Ft. Lauderdale, FL 33308

                                                        Re: Consilium
Acquisition Corp I, Ltd.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Response dated
January 20, 2023
                                                            File No. 001-41219

       Dear Charles Cassel:

               We have reviewed your January 20, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 19, 2022 letter.

       Form 10-K for the year ended December 31, 2021

       General

   1. We note your response to our prior comment. In your response you indicate that your
                                                        Sponsor is ultimately
controlled by U.S persons. Please clarify for us whether the majority of the equity
interests of your Sponsor are owned by U.S nationals.
 Charles Cassel
FirstName LastNameCharles
Consilium Acquisition Corp I,Cassel
                              Ltd.
Comapany1,NameConsilium
February   2023           Acquisition Corp I, Ltd.
February
Page 2 1, 2023 Page 2
FirstName LastName
       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction